Exhibit 99.4
INDEPENDENT BANK GROUP, INC.
2022 EQUITY INCENTIVE PLAN
PERFORMANCE RESTRICTED STOCK UNIT AGREEMENT

1.Agreement to Grant Restricted Stock Units. This agreement (the “Restricted Stock Agreement”) has been electronically delivered to you (“Participant”) by Independent Bank Group, Inc., a Texas corporation (the “Company”) through the EQ award acceptance portal (the “Portal”). Subject to the conditions described in the Restricted Stock Agreement and in the Independent Bank Group, Inc. 2022 Equity Incentive Plan (the “Plan”), the Company hereby agrees to grant Participant all rights, title and interest in the record and beneficial ownership of the number of shares of common stock, $0.01 par value per share, of the Company (“Common Stock”) reflected in the “Grant Details” of the Portal (the “Restricted Stock”). The award of Restricted Stock shall be effective as of the date of approval of the award (the “Grant Date”) by the Compensation Committee of the Company’s Board of Directors (“Committee”). All capitalized terms not otherwise defined herein shall have the meanings set forth in the Plan, the terms of which are incorporated herein by reference.
2.Vesting.
(a)Vesting Schedule. Subject to the satisfaction of the terms and conditions set forth in the Plan and this Restricted Stock Unit Agreement, Participant shall vest in the Restricted Stock Units based on the satisfaction of the performance goals set forth on Exhibit A, provided the Participant is employed by the Company and/or one of its Subsidiaries on the date that the Committee certifies the level of performance.
(b)Change in Control. Upon the consummation of a Change in Control, any of the Restricted Stock Units held by Participant that are then unvested and not previously forfeited at the time of such Change in Control shall be treated in accordance with Section 9 of the Plan.
(c)Termination of Employment Due to Death or Disability. All unvested Restricted Stock Units shall immediately vest, with the performance goals set forth on Exhibit A deemed satisfied at the target level, upon a termination of Participant’s employment due to the death or Disability, subject to Participant’s (or Participant’s estate’s or guardian’s) execution and non-revocation of a release of claims in a form provided by the Company within 60 days following Participant’s termination of employment (or any longer period required by applicable law).
(d)Termination of Employment for Good Reason or Without Cause. All unvested Restricted Stock Units shall remain eligible to vest subject to the satisfaction of the performance goals set forth on Exhibit A following a termination of employment by the Participant for Good Reason, or by the Company not for Cause, in each case, subject to Participant’s execution and non-revocation of a release of claims in a form provided by the Company within 60 days following Participant’s termination of employment (or any longer period required by applicable law). Participant’s termination of employment shall not be deemed to be for Good Reason unless (i) Participant has notified the Company in writing describing the occurrence of one or more Good Reason events within ninety (90) days after Participant first becomes aware of such occurrence (or should have become aware of such occurrence), (ii) the Company fails to cure such Good Reason event within thirty (30) days after its receipt of such written notice and (iii) the termination of employment occurs within thirty (30) days following such failure to cure. If the performance goals are deemed satisfied in connection with a Change in Control pursuant to Section 9(a)(iii) of the Plan, any unvested Restricted Stock Units determined to be earned shall vest on (A) if Participant’s termination of employment under the circumstances described in this Section 2(d) occurs prior to the Change in Control, effective as of the Change in Control or (B) if Participant’s termination of employment under the circumstances described in this Section 2(d) occurs following the Change in Control, effective as of Participant’s termination of employment.
(e)Forfeited Restricted Stock Units. For the sake of clarity, references to Restricted Stock Units do not include any previously forfeited Restricted Stock Units.
3.Forfeiture. Except as provided in Section 2(c) or 2(d) in the event of Participant’s termination of employment by the Company or by Participant for any other reason whatsoever, the unvested portion of the Restricted Stock Units held by Participant at that time shall immediately be forfeited and canceled.

4.Issuance and Transferability.
(a)Issuance of Common Stock. Within 60 days following the vesting of any Restricted Stock Unit in accordance with Section 2, the Company shall issue to Participant one Share for each vested Restricted Stock Unit. To the extent a Restricted Stock Unit does not vest in accordance with the provisions of this Agreement, such Restricted Stock Unit shall be forfeited and no Shares shall be issued with respect to such forfeited Restricted Stock Unit.
(b)Prohibition on Transfer. The Restricted Stock Units shall not be transferable. No right or benefit hereunder shall in any manner be liable for or subject to any debts, contracts, liabilities, or torts of Participant. Any purported assignment, alienation, pledge, attachment, sale, transfer or other encumbrance of the Restricted Stock Units, regardless of by whom initiated or attempted, shall be void and unenforceable against the Company. If, notwithstanding the foregoing, an assignment, alienation, pledge, attachment, sale, transfer or other encumbrance of the Restricted Stock Units is effected by operation of law, court order or otherwise, the affected Restricted Stock Units shall remain subject to the risk of forfeiture, vesting requirement and all other terms and conditions of this Restricted Stock Unit Agreement. In the case of Participant’s death or Disability, Participant’s vested rights under this Restricted Stock Unit Agreement (if any) may be exercised and enforced by Participant’s guardian or legal representative.
5.Dividend Equivalents. In the event that the Company declares a cash dividend on its Common Stock having a record date on or after the Grant Date and prior to the date the vested Restricted Stock Units are settled, subject to any reservations, conditions or restrictions set forth in this Restricted Stock Unit Agreement and/or the Plan, Participant shall be entitled to Dividend Equivalents equal to the per Share cash dividend(s) multiplied by the number of Shares earned and payable under the Restricted Stock Units granted to Participant under this Restricted Stock Unit Agreement, if any. Such Dividend Equivalents shall be accrued on Participant’s behalf and paid in cash to Participant at the same time, and otherwise under the same terms and conditions (including satisfaction of all vesting requirements) as apply to the corresponding Restricted Stock Units. In the event of the forfeiture of the Restricted Stock Units granted under this Restricted Stock Unit Agreement, the Participant shall have no further rights with respect to the corresponding Dividend Equivalents.
6.Reorganization of the Company. The existence of this Restricted Stock Unit Agreement shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or its business; any merger or consolidation of the Company; any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Restricted Stock Units or the rights thereof; the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.
7.Certain Restrictions. By executing this Restricted Stock Unit Agreement, Participant acknowledges that he will enter into such written representations, warranties and agreements and execute such documents as the Company may reasonably request in order to comply with the securities law or any other applicable laws, rules or regulations, or with this Restricted Stock Unit Agreement or the terms of the Plan.
8.Amendment and Termination. This Restricted Stock Unit Agreement or the Plan may be amended or terminated in accordance with the terms of the Plan.
9.Taxes and Withholdings.
(a)Tax Consequences. The vesting and/or sale of all or any portion of the Restricted Stock Units may trigger tax liability. Participant agrees that he shall be solely responsible for any such tax liability. Participant is encouraged to contact his tax advisor to discuss any tax implications which may arise in connection with the Restricted Stock Units.

(b)Withholding. Participant acknowledges that the settlement of Restricted Stock Units and any accrued Dividend Equivalents granted pursuant to this Restricted Stock Unit Agreement may result in federal, state or local tax withholding obligations. Participant understands and acknowledges that the Company will not issue Shares or make any payment of accrued Dividend Equivalents until it is satisfied that appropriate arrangements have been made to satisfy any tax obligation under this Restricted Stock Unit Agreement or the Plan and agrees to make appropriate arrangements suitable to the Company for satisfaction of all tax withholding obligations. Further, Participant hereby agrees and grants to the Company the right to withhold from any payments or amounts of compensation, payable in cash, shares or otherwise, in order to meet any tax withholding obligations under this Restricted Stock Unit Agreement or the Plan. As such, if the Company requests that Participant take any action required to effect any action described in this Section 9 and to satisfy the tax withholding obligation pursuant to this Restricted Stock Unit Agreement and the Plan, Participant hereby agrees to promptly take any such action.
(c)Section 409A. For purposes of Section 409A of the Code (“Section 409A”), it is intended that amounts payable pursuant to this Restricted Stock Unit Agreement qualify for the short-term deferral exception under Treas. Reg. Section 1.409A-1(b)(4) or any successor thereto, and all provisions of this Award Agreement shall be construed and interpreted in a manner consistent with such exception. In the event that it is determined that any amounts payable pursuant to this Restricted Stock Unit Agreement do not qualify for the short-term deferral exception under Treas. Reg. Section 1.409A-1(b)(4) or any successor thereto, it is intended that the provisions of this Restricted Stock Unit Agreement comply with Section 409A, and all provisions of this Restricted Stock Unit Agreement shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A and any similar state or local law. Except as permitted under Section 409A, any amounts payable hereunder that constitute “nonqualified deferred compensation” (within the meaning of Section 409A) may not be reduced by, or offset against, any amount owing by Participant to the Company or any of its affiliates. To the extent required by Section 409A, any amounts payable hereunder that constitute nonqualified deferred compensation payable or provided to Participant upon a termination of employment or Change in Control, as applicable, shall only be paid or provided to Participant upon Participant’s separation from service (within the meaning of Section 409A) or an event described in Section 409A(a)(2)(v) of the Code, respectively. Notwithstanding any other provision of this Restricted Stock Unit Agreement to the contrary, if Participant is a “specified employee” (within the meaning of Section 409A, as determined in accordance with the methodology established by the Company), amounts that constitute nonqualified deferred compensation that otherwise would be payable by reason of Participant’s separation from service during the six-month period immediately following such separation from service shall instead be paid or provided on the first business day following the date that is six months following Participant’s separation from service or any earlier date permitted by Section 409A. If Participant dies following the separation from service and prior to the payment of any amounts delayed on account of Section 409A, such amounts shall be paid to the personal representative of Participant’s estate within 30 days following the date of Participant’s death.
10.No Guarantee of Tax Consequences. The Company, Board and Committee make no commitment or guarantee to Participant that any federal, state or local tax treatment will apply or be available to any person eligible for benefits under this Restricted Stock Unit Agreement and assumes no liability whatsoever for the tax consequences to Participant.

11.Confidentiality.
(a)Confidential Information in General. The Participant has and will have access to and participate in the development of or be acquainted with confidential or proprietary information and trade secrets related to the business of the Company and its subsidiaries and affiliates (the “Companies”), including but not limited to (i) business plans, operating plans, marketing plans, bid strategies, bid proposals, financial reports, operating data, budgets, wage and salary rates, pricing strategies and information, terms of agreements with suppliers or customers and others, customer lists and customer information, credit files, software programs, reports, correspondence, tapes, discs, tangible property and specifications owned by or used in Company’s business, operating strengths and weaknesses of the Companies’ officers, directors, employees, agents, suppliers and customers, (ii) information pertaining to future developments such as, but not limited to, research and development, future marketing, products, distribution, delivery or merchandising plans or ideas, and potential new distribution or business locations, and (iii) other tangible and intangible property, which are used in the business and operations of the Companies but not made publicly available (the “Confidential Information”); provided that the term Confidential Information shall not include information that is available or known to persons or entities outside of the Company otherwise than as a result of a breach of a confidentiality agreement. By this Restricted Stock Unit Agreement, the Participant agrees that he or she is being provided with access to Confidential Information to which he or she has not previously had access.
(b)Assignment. The Participant hereby assigns to the Company, in consideration of his employment, all Confidential Information that may be developed by the Participant at any time during the term of this Restricted Stock Unit Agreement, whether or not made or conceived during working hours, alone or with others, which related, directly or indirectly, to businesses or proposed businesses of the Companies, and the Participant agrees that all such Confidential Information shall be the exclusive property of the Companies. The Participant shall establish and maintain written records of all such Confidential Information with respect to inventions or similar intellectual property for the benefit of the Companies and shall execute and deliver to the Companies any specific assignments or other documents appropriate to vest title in such Confidential Information in the Companies or to obtain for the Companies legal protection for such Confidential Information. Notwithstanding anything to the contrary in this paragraph, the Participant shall be entitled to retain possession of any daily journal which the Participant may make reflecting the Participant’s personal log and notes. The Participant will furnish a copy of any retained daily journal to the Company as requested.
(c)Nondisclosure. The Participant shall not disclose, use or make known for his or another’s benefit any Confidential Information of the Companies or use such Confidential Information in any way except in the best interests of the Companies in the performance of the Participant’s duties under this Restricted Stock Unit Agreement.
12.Return of Company’s Property. Immediately upon termination of the Participant’s employment with the Company, the Participant shall deliver to the Company all Confidential Information, documents, correspondence, notebooks, reports, computer programs, names of full-time and part-time employees and consultants, and all other materials and copies thereof (including computer discs and other electronic media) relating in any way to the business of the Company in any way obtained by the Participant during the period of his employment with the Company. Immediately upon termination of the Participant’s employment with the Company, the Participant shall deliver to the Company all tangible property of Company in the possession of the Participant, including without limitation, telephones, facsimile machines, computers, leased automobiles and credit cards. The obligations of the Participant under this Section 12 shall survive the termination of the Participant’s employment and the expiration or termination of this Restricted Stock Unit Agreement.

13.Noncompetition and Nonsolicitation.
(a)Noncompete. In consideration for (i) the grant to the Participant by the Company, (ii) the provision of Confidential Information, and (iii) the execution of this Restricted Stock Unit Agreement by the Company, and ancillary to the otherwise enforceable agreements in this Restricted Stock Unit Agreement (including Section 1 of this Restricted Stock Unit Agreement), for a period of three (3) months following the termination of the Participant’s employment with the Companies for any reason (the “Noncompetition Period”), the Participant will not, directly or indirectly, without the written consent of the Board of Directors of the Company, own, manage, operate, control, be employed by in the same or in a similar manner to which he or she is employed by the Companies, consult with or participate in or be connected with any entity owning or having financial interest in, whether direct or indirect, a business entity which is in the same line or lines of business as and competes with the Business of the Companies (as defined below), if such business has a branch or other office of any kind located within fifteen (15) miles of any branch or office of the Companies, which the parties stipulate is a reasonable geographic area because of the scope of the Companies’ operations and the Participant's employment with the Company. For purposes of this Section 13(a), each of the following activities, without limitation, shall be deemed to constitute proscribed activities during the Noncompetition Period: to engage in, work with, have an interest in (other than interests of less than 1% in companies with securities traded on a nationally recognized stock exchange or interdealer quotation system), advise, consult, manage, operate, lend money to (other than interests of less than 1% in companies with securities traded on a nationally recognized stock exchange or interdealer quotation system), guarantee the debts or obligations of, or permit one’s name or any part thereof to be used in connection with an enterprise or endeavor, either individually, in partnership or in conjunction with any person or persons, firm, association, company or corporation, whether as principal, director, agent, shareholder, partner, employee, consultant or in any other manner whatsoever. The Participant may not avoid the purpose and intent of this Section 13(a) by engaging in conduct within the geographically limited area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods. “Business of the Companies” shall mean the commercial banking business conducted by the Companies as of the date of this Restricted Stock Unit Agreement.
(b)Nonsolicitation. For a period of one (1) year following the date of termination (the “Nonsolicitation Period”), the Participant will not, directly or indirectly, (i) solicit for employment, or advise or recommend any entity to employ or solicit for employment, any person who is, or at any time during the Noncompetition Period was, an employee of the Company, or (ii) solicit the banking business of, or conduct any banking business with, any Restricted Customer of the Company. For purposes of this Restricted Stock Unit Agreement, “Restricted Customer” means any individual, corporation, limited liability company, association, partnership, estate, trust, or any other entity or organization to which the Companies marketed, attempted to or actually promoted or provided products or services to at any time during the one (1) year immediately prior to the Participant's last day of employment, and with respect to which the Participant has participated in any efforts related to the marketing, negotiation or provision of products or services, had contact with or supervised employees who had contact with, or received Confidential Information about, within the one (1) year immediately prior to Participant’s last day of employment. This Section 13(b) is geographically limited to wherever any Restricted Customer can be found or is available for solicitation or to do business with, which the parties stipulate is a reasonable geographic area because of the scope of the Companies’ operations and the Participant's employment with the Company. The Participant may not avoid the purpose and intent of this Section 13(b) by engaging in conduct within the geographically limited area from a remote location through means such as telecommunications, written correspondence, computer generated or assisted communications, or other similar methods.
(c)Reasonable and Necessary. The Participant agrees that the above covenants are reasonable and necessary agreements for the protection of the business interests covered in the fully enforceable, ancillary agreements set forth in this Restricted Stock Unit Agreement.
14.Continuing Obligations. Participant’s obligation to comply with any term of this Restricted Stock Agreement, including Section 11, which shall continue in perpetuity, and Section 13, which shall continue for the durations as set forth therein, shall (i) survive the termination of Participant’s employment (for whatever reason, whether voluntarily or involuntarily); and/or (ii) the expiration or termination of this Restricted Stock Agreement.

15.Severability. In the event that any provision of this Restricted Stock Unit Agreement is, becomes or is deemed to be illegal, invalid, or unenforceable for any reason, or would disqualify the Plan or this Restricted Stock Unit Agreement under any law deemed applicable by the Board or the Committee, such provision shall be construed or deemed amended as necessary to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board or the Committee, materially altering the intent of the Plan or this Restricted Stock Unit Agreement, such provision shall be stricken as to such jurisdiction, the Participant or this Restricted Stock Unit Agreement, and the remainder of this Restricted Stock Unit Agreement shall remain in full force and effect.
16.Remedies. Participant acknowledges that Participant’s violation of any of the covenants contained in Section 11 or 13 would cause irreparable damage to the Companies in an amount that would be material but not readily ascertainable, and that any remedy at law (including the payment of damages) would be inadequate. Accordingly, Participant agrees that, notwithstanding any provision of this Restricted Stock Unit Agreement to the contrary, in addition to any other damages it is able to show, in the event of Participant’s violation of any of the covenants contained in Section 11 or 13, the Companies shall be entitled (without the necessity of showing economic loss or other actual damage) to (i) cancel of any portion of this Award that is unvested as of the date of such violation, (ii) the prompt repayment by Participant of the value of any portion of this Award that has previously vested as of the date of such violation and (iii) injunctive relief (including temporary restraining orders, preliminary injunctions and permanent injunctions), without posting a bond, in any court of competent jurisdiction for any actual or threatened breach of any of the covenants set forth in Section 11 or 13, in addition to any other legal or equitable remedies it may have. The preceding sentence shall not be construed as a waiver of the rights that the Companies may have for damages under this Restricted Stock Unit Agreement or otherwise, and all such rights shall be unrestricted. The Noncompetition Period and Nonsolicitation Period shall be tolled during (and shall be deemed automatically extended by) any period during which Participant is in violation of the applicable covenants.
17.Terms of the Plan Control. This Restricted Stock Unit Agreement and the underlying Award are made pursuant to the Plan. Notwithstanding anything in this Restricted Stock Unit Agreement to the contrary, the terms of the Plan, as amended from time to time and interpreted and applied by the Committee, shall govern and take precedence.
18.Entire Agreement/Supersedes Previous Agreements/Amendments. This Agreement contains the entire agreement and understanding of Participant and the Company with respect to the Restricted Stock granted herein and supersedes all prior or contemporaneous negotiations, commitments, and agreements, whether oral or in writing with respect to the Restricted Stock granted herein, and all such other negotiations, commitments, and agreements, whether oral or in writing shall have no further force or effect, and the parties to any such other negotiation, commitment, and agreement, whether oral or in writing, shall have no further rights or obligations thereunder. The Participant and Company expressly disclaim reliance upon any statement or representation made by the other in entering into this Agreement. This Agreement can only be amended in writing executed by both Participant and the Company. For the avoidance of doubt, to the extent Participant has signed prior restricted stock agreements under the 2013 Equity Incentive Plan or the 2022 Equity Incentive Plan, such agreements remain in full force and effect.
19.Governing Law; Venue. This Restricted Stock Unit Agreement shall be construed in accordance with (excluding any conflict or choice of law provisions of) the laws of the State of Texas to the extent federal law does not supersede and preempt Texas law. Venue for any action to enforce the provisions of this Restricted Stock Unit Agreement shall lie solely in the state and federal district courts located in Collin County, Texas. The parties hereby submit to the exclusive jurisdiction of the courts of the State of Texas located in McKinney, Texas, or the federal courts of the United States located in the Northern District of the State of Texas in respect of any dispute relating to this Restricted Stock Unit Agreement or to the transactions contemplated hereby. The parties irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to the personal and subject matter jurisdiction of such courts to resolve any such dispute or to venue in McKinney, Texas, including an objection based on forum non conveniens.

20.Consent to Electronic Delivery; Electronic Signature. Except as otherwise prohibited by law, in lieu of receiving documents in paper format, Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, prospectuses supplements, grant or award notifications and agreements, account statements, annual and quarterly reports, and all other forms of communications) in connection with this and any other Award made or offered by the Company. Electronic delivery may be via a Company electronic mail system or by reference to a location on a Company intranet to which Participant has access, including but not limited to the Portal. Participant hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may be required to deliver, including but not limited through the Portal, and agrees that his electronic signature or attestation having the same effect as an electronic signature, is the same as and shall have the same force and effect as, his manual signature.

Executed by Company as of the Grant Date.
INDEPENDENT BANK GROUP, INC.

    By:    /s/ David R. Brooks
        David R. Brooks
        Chairman and CEO

Executed as of the date of Participant’s electronic acceptance of the Restricted Stock Agreement through the Portal.

PARTICIPANT

By: See Electronic Acceptance in Portal

Exhibit A
The Restricted Stock Units determined to be earned and eligible to vest under this Restricted Stock Unit Agreement shall be determined in accordance with this Exhibit A.
Definitions
“Core Income” means net income after taxes and extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items.
“Core ROATCE” means Core Income as a percent of average tangible common equity.
“Peer Group” means Texas Capital Bancshares, Inc., Cullen/Frost Bankers, Inc., Prosperity Bancshares, Inc., Pinnacle Financial Partners, Inc., Bank OZK, Old National Bancorp, United Bankshares, Inc., Ameris Bancorp, Atlantic Union Bankshares Corporation, Cadence Bancorporation, South State Corporation, Hilltop Holdings Inc., Glacier Bancorp, Inc., First Financial Bancorp., Trustmark Corporation, Renasant Corporation, Heartland Financial USA, Inc., United Community Banks, Inc., First Merchants Corporation, First Financial Bankshares, Inc. and Veritex Holdings, Inc.
“Performance Period” means the period from __________________ through _________________.
“Relative Core ROATCE” means the simple average of the Company’s Core ROATCE for the Performance Period relative to the simple average of the Core ROATCE of each member of the Peer Group for the Performance Period. The simple average of Core ROATCE for the Performance Period shall be determined by averaging Core ROATCE for each annual period (i.e., ____________ to _______________) of the Performance Period. If Core ROATCE is not available for any member of the Peer Group, the Committee may, in its discretion, exclude that Peer Group member from the determination of Relative Core ROATCE or determine Relative Core ROATCE using the most recent information available for the Peer Group member.
Performance Goals
The percentage of the Restricted Stock Units (and related accrued dividends) that are earned and vest upon the Committee’s certification of the performance goals shall be determined as follows:
•If the Company’s Relative Core ROATCE is less than the 25th percentile of the Peer Group, none of the Restricted Stock Units shall be eligible to vest.
•If the Company’s Relative Core ROATCE is at the 25th percentile of the Peer Group, 50% of the target number of Restricted Stock Units (rounded to the nearest whole share) shall be eligible to vest.
•If the Company’s Relative Core ROATCE is at the 50th percentile of the Peer Group, 100% of the target number of Restricted Stock Units shall be eligible to vest.
•If the Company’s Relative Core ROATCE is at or above the 75th percentile of the Peer Group, 150% of the target number of Restricted Stock Units shall be eligible to vest.
If the Company’s Relative Core ROATCE is between the levels indicated above, the number of Restricted Stock Units that vest shall be determined based on straight-line interpolation between the two nearest vesting levels described above.
Committee Discretion
The Committee shall, in its sole discretion, determine the extent to which the performance goals are satisfied. The Committee shall certify the satisfaction of the performance goals as soon as reasonably practicable following the end of the Performance Period (and in no event later than _____________________).